Leucadia National Corporation
520 Madison Avenue
New York, New York 10022

VIA EDGAR

June 22, 2017

Ms. Melissa Raminpour
Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Leucadia National Corporation
Form 10-K for the Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-05721

Dear Ms. Raminpour,

This letter sets forth the responses of Leucadia National Corporation (the "Company") to the comment letter dated June 14, 2017 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission. For your convenience, the Staff's comments have been repeated below in italicized font, with the Company's response to a particular comment set out immediately underneath it.

Note 4. Fair Value Disclosures, page F-20

1.
It appears that your disclosure in Note 4 relates only to assets and liabilities measured at fair value on a recurring basis. Please revise to include the disclosures required by ASC 820-10-50-2 for assets and liabilities measured at fair value on a nonrecurring basis, such as the Juneau oil field assets which were impaired during 2016.

Response:

The Company acknowledges the Staff’s comment. With respect to the nonrecurring fair value measurement of Juneau’s unproved oil and gas properties performed in third quarter of 2016, we plan to enhance our disclosures related to Juneau by adding the following within our Fair Value Disclosures footnote in our third quarter 2017 Form 10-Q:

Nonrecurring Fair Value Measurements

Juneau owns unproved oil and gas properties that are included in “Other Assets” in our Consolidated Statements of Financial Condition. In the third quarter of 2016, Juneau curtailed development of its southern acreage in the East Eagle Ford and its Houston County acreage and performed an impairment analysis of these unproved oil and gas properties. To measure the estimated fair value of the unproved properties, the Company uses unobservable Level 3 inputs, which takes into account the following factors: remaining lease terms, drilling results and/or future plans to develop the acreage. The estimated fair value of Juneau’s southern acreage in the East Eagle Ford and its Houston County acreage totaled $51.6 million, which was $55.0 million lower than the carrying value as of September 30, 2016. As a result, an impairment charge of $55.0 million was recorded in the third quarter of 2016.

Note 10. Loans to and Investments in Associated Companies, page F-47

2.
Please provide us with your analysis of whether your equity method investments met the requirements in Rule 3-09 of Regulation S-X to provide separate audited financial statements. If any of the investments met the requirements to be considered significant, please revise your filing to include these audited financial statements.

Response:

The Company acknowledges the Staff's comment and respectfully advises the Staff that we have considered the requirements in Rule 3-09 of Regulation S-X to provide separate audited financial statements. The analysis below provides support that there were no investments considered significant under Rule 3-09 of Regulation S-X and therefore no separate audited financial statements needed for any of our equity method investments during the periods presented in our Form 10-K for the period ended December 31, 2016.

Rule 3-09 of Regulation S-X requires the Company to provide separate financial statements "if any of the conditions set forth in Rule 1-02(w), substituting 20 percent for 10 percent in the tests used therein to determine a significant subsidiary, are met for a majority-owned subsidiary not consolidated by the registrant or by a subsidiary of the registrant, separate financial statements of such subsidiary shall be filed. Similarly, if either the first or third condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent, is met by a 50 percent or less owned person accounted for by the equity method either by the registrant or a subsidiary of the registrant, separate financial statements of such 50 percent or less owned person shall be filed."

Rule 1-02(w) of Regulation S-X provides for three separate tests in determining whether a subsidiary is "significant." These three tests are generally known as the "investment test," "asset test," and "income test." The calculations of significance for the investment test and the income test as required by Rule 3-09 of Regulation S-X are in the tables below. Majority owned subsidiaries not consolidated by the Company, non-majority owned subsidiaries accounted for under the equity method and investments accounted for at fair value that otherwise would be accounted for under the equity method are included for the "investment test" and "income test."

Investment Test:

Rule 1-02(w)(1) - The Company's investments in and advances to the subsidiary > 20% of the Company's total assets.

	2016		2015		2014
	(Dollars in thousands)
Total Leucadia National Corporation assets		$45,071,307		$46,331,184		$52,614,324

	Investment	Percentage of total assets	Investment	Percentage of total assets	Investment	Percentage of total assets
Majority owned subsidiaries not consolidated:
Garcadia Companies	$185,815	—%	$172,660	—%	$167,939	—%
HomeFed	302,231	1%	275,378	1%	271,782	1%
54 Madison Companies	161,400	—%	N/A	N/A	N/A	N/A

Non-majority owned subsidiaries accounted for under the equity method of accounting:
Jefferies Finance	490,464	1%	528,575	1%	508,891	1%
Jefferies LoanCore	154,731	—%	288,741	1%	258,947	—%
Berkadia	184,443	—%	190,986	—%	208,511	—%
FXCM	490,767	1%	N/A	N/A	N/A	N/A
Linkem	154,000	—%	150,149	—%	159,054	—%
Golden Queen	111,302	—%	114,323	—%	103,598	—%
Other	44,454	—%	36,557	—%	33,846	—%

Non-majority owned subsidiaries accounted for at fair value (1):
KCG Holdings	225,321	—%	N/A	N/A	N/A	N/A
HRG Group	725,096	2%	631,896	1%	659,856	1%

Note: Investments in the table above with an "N/A" signify that the Company did not have ownership in that investment during the test period or did not account for its interest under the equity method. Investments in the table above with "-%" signify that the percentage of the investment amount divided by total Company assets were less than 1%.

(1) Our investments in KCG Holdings and HRG Group are marked to market each quarter based on the fair value of the shares owned. The numerator in the investment test is equal to the Company's fair value of its investment at the end of the reporting period. Once we have significant influence, we evaluate our interest in these investments in the significant subsidiaries test. We did not have significant influence in KCG Holdings in 2015 or 2014.

Income Test:

Rule 1-02(w)(3) - The Company's share of a subsidiary's pre-tax income from continuing operations > 20% of the Company's pre-tax income from continuing operations less pre-tax income from noncontrolling interests

Under Rule 1-02(w)(3) of Regulation S-X, if consolidated pre-tax income from continuing operations less pre-tax income from noncontrolling interests for the most recent fiscal year is at least 10% lower than the average of the pre-tax income on the same basis for the last five fiscal years, the average income should be substituted for purposes of the computation. For each of the Company's 2016, 2015 and 2014 tests, the most recent fiscal year was at least 10% lower than the average of the five previous fiscal years and therefore the five year average was used for 2016, 2015 and 2014.

The calculations by year as well as the five year average for each of 2016, 2015 and 2014 are shown in the table below.

	Pre-tax income from continuing operations	Pre-tax (income) loss attributable to noncontrolling interests	Preferred stock dividends	Pre-tax income from continuing operations after pre-tax (income) loss attributable to noncontrolling interests and preferred stock dividends
	(Dollars in thousands)

2016	$316,430	$(64,776)	$(4,063)	$247,591
2015	356,536	31,160	(4,063)	383,633
2014	381,222	9,252	(4,062)	386,412
2013	545,585	10,280	(3,397)	552,468
2012	1,442,029	(10,535)	—	1,431,494
2011	120,577	275	—	120,852
2010	797,911	(924)	—	796,987

2016:
Five Year Average (2012 to 2016)				600,320
90% of Five Year Average				540,288

2015:
Five Year Average (2011 to 2015)				574,972
90% of Five Year Average				517,475

2014:
Five Year Average (2010 to 2014)				657,643
90% of Five Year Average				591,878

The following table shows the calculation of the income test for each of our equity method investments:

	2016		2015		2014
	Pre-tax income (loss) from continuing operations of associated companies adjusted for basis differences	Percentage of five year average (1)	Pre-tax income (loss) from continuing operations of associated companies adjusted for basis differences	Percentage of five year average (1)	Pre-tax income (loss) from continuing operations of associated companies adjusted for basis differences	Percentage of five year average (1)
	(Dollars in thousands)
Majority owned subsidiaries not consolidated:
Garcadia Companies	$43,772	7%	$44,578	8%	$41,139	6%
HomeFed	4,925	1%	5,232	1%	4,481	1%
54 Madison Companies	4,375	1%	N/A	N/A	N/A	N/A

Non-majority owned subsidiaries accounted for under the equity method of accounting:
Jefferies Finance	(10,565)	(2%)	43,430	8%	72,053	11%
Jefferies LoanCore	31,137	5%	38,752	7%	18,820	3%
Berkadia	92,094	15%	73,696	13%	86,067	13%
FXCM	1,278	—%	N/A	N/A	N/A	N/A
Linkem	(25,497)	(4%)	(22,344)	(4%)	(24,014)	(4%)
Golden Queen	(3,021)	(1%)	(1,775)	—%	(1,402)	—%
Other	1,676	—%	(8,958)	(2%)	(443)	—%

Non-majority owned subsidiaries accounted for at fair value (2):
KCG Holdings	19,600	3%	N/A	N/A	N/A	N/A
HRG Group	93,200	16%	(27,960)	(5%)	119,156	18%

Note: Investments in the table above with an "N/A" signify that the Company did not have ownership in that investment during the test period or did not account for its interest under the equity method. Investments in the table above with "-%" signify that the percentage of pre-tax income (loss) from continuing operations adjusted for basis differences divided by the Company's five year average were less than 1%.

(1) The calculations for each subsidiary shown above is based on the five year average shown in this letter. The Company has not favorably adjusted the five year average for any of the subsidiaries with losses for efficiency purposes. If any of the subsidiaries with losses were close to the 20% threshold (the highest in the three year period above was 5%), the Company would add the losses to the five year average in accordance with computational note 1 in Rule 1-02(w).

(2) Our investments in KCG Holdings and HRG Group are marked to market each quarter based on the fair value of the shares owned. The numerator in the income test is equal to the change in fair value of the Company's investment during the reporting period. Once we have significant influence, we evaluate our interest in these investments in the significant subsidiaries test. We did not have significant influence in KCG Holdings in 2015 or 2014.

Note 32. Selected Quarterly Financial Data, page F-85

3.
Please revise to disclose the nature of any extraordinary, significant or unusual items that affected your quarterly results of operations, such as the Juneau oil field impairments in the third quarter of 2016. In this regard, we also note that the quarterly periods in 2016 do not show the same trends as the quarterly periods in 2015. See Item 302A(3) of Regulation S-K.

Response:

The Company acknowledges the Staff's comment. In future filings, the Company will include in its disclosure of selected quarterly financial data a discussion of any extraordinary, significant or unusual items that impacted the Company's results of operations as specified in Item 302A(3) of Regulation S-K, including with respect to the Juneau oil field impairments in the third quarter of 2016. By way of example, the Company plans to include in our Form 10-K for the year ending December 31, 2017, the following within the selected quarterly financial data footnote:

	First Quarter (1)	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)
2017
Net revenues	$2,867,982	$—	$—	$—
Net income	$293,923	$—	$—	$—
Net loss attributable to the noncontrolling interest	$523	$—	$—	$—
Net income attributable to the redeemable noncontrolling interests	$(12,022)	$—	$—	$—
Preferred stock dividends	$(1,016)	$—	$—	$—
Net income attributable to Leucadia National Corporation common shareholders	$281,408	$—	$—	$—

Basic earnings per common share attributable to Leucadia National Corporation common shareholders:
Net income	$0.76	$—	$—	$—
Number of shares used in calculation	369,267	—	—	—

Diluted earnings per common share attributable to Leucadia National Corporation common shareholders:
Net income	$0.75	$—	$—	$—
Number of shares used in calculation	375,721	—	—	—
(1) The first quarter of 2017 includes a pre-tax gain of $179.9 million related to the sale of Conwed Plastics, revenue of $175.2 million related to the increase in fair value of our investment in HRG Group and a pre-tax charge of $130.2 million related to an impairment of our equity investment in FXCM.

	First Quarter (1)	Second Quarter (2)	Third Quarter (3)	Fourth Quarter
	(In thousands, except per share amounts)
2016
Net revenues	$2,015,106	$2,625,358	$2,676,375	$2,745,778
Net income (loss)	$(218,602)	$70,612	$176,206	$166,105
Net (income) loss attributable to the noncontrolling interest	$1,052	$760	$1,870	$(2,256)
Net income attributable to the redeemable noncontrolling interests	$(4,314)	$(13,068)	$(22,702)	$(25,662)
Preferred stock dividends	$(1,016)	$(1,015)	$(1,016)	$(1,016)
Net income (loss) attributable to Leucadia National Corporation common shareholders	$(222,880)	$57,289	$154,358	$137,171

Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:
Net income (loss)	$(0.60)	$0.15	$0.41	$0.37
Number of shares used in calculation	372,367	372,556	370,404	369,299

Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:
Net income (loss)	$(0.60)	$0.15	$0.41	$0.37
Number of shares used in calculation	372,367	372,556	374,567	374,693

(1) Net revenues for the first quarter of 2016 were impacted by a volatile and turbulent period in the capital markets, which primarily impacted Jefferies and our other market sensitive businesses. Net revenues in the first quarter of 2016 include losses of $82.2 million from Jefferies investment in two equity block positions, including KCG Holdings, and a loss of $53.2 million from a decline in fair value of our FXCM investment. The first quarter of 2016 also includes revenue of $65.6 million related to the increase in a corporate trading asset held at fair value.

(2) Net revenues in the second quarter of 2016 includes revenue of $55.8 million from Jefferies investment in KCG Holdings and a loss of $47.9 million from a decline in fair value of our FXCM investment.

(3) The third quarter of 2016 includes revenue of $91.8 million from an increase in fair value of our investment in HRG Group and revenue of $42.7 million from an increase in fair value of our FXCM investment. The third quarter of 2016 also includes a pre-tax charge of $55.0 million related to an impairment of Juneau's unproved oil and gas properties in the East Eagle Ford and Houston County.

If you have any further questions or desire any additional information please contact me at (212) 460-1932.

Very truly yours,

/s/Teresa S. Gendron
Vice President and Chief Financial Officer

cc:
Richard B. Handler - Chief Executive Officer
Michael J. Sharp - Executive Vice President and General Counsel
PricewaterhouseCoopers LLP
Deloitte & Touche LLP
Effie Simpson
Claire Erlanger